Exhibit 4.17

PACTERA TECHNOLOGY INTERNATIONAL LTD.

DIRECTOR AGREEMENT

This Director Agreement (the “Agreement”) is made and entered into as of November 9, 2012, by and between Pactera Technology International Ltd., a Cayman Islands company (the “Company”), and [XXX],  an individual (the “Director”).

I.             SERVICES

1.1  Board of Directors.  Director has been appointed as a member of the Company’s Board of Directors (the “Board”) [and its Audit/Compensation Committee], effective on the date hereof (the “Effective Date”).  The Board shall consist of the Director and such other members as nominated and elected pursuant to the then current Memorandum and Articles of Association of the Company (the “Articles”).

1.2  Director Services.  Director’s services to the Company hereunder shall include service on the Board to manage the business of the Company in accordance with applicable law and the then current Articles, and such other services mutually agreed to by Director and the Company (the “Director Services”).

II.            COMPENSATION

2.1  Fees to Director.  The Company agrees to pay Director the following fees: an annual retainer of US$[XXX] for the Director Services, payable [quarterly/monthly] in arrears (or a pro rata amount for an incomplete [quarter/month]).

2.2 Share-based Awards.  Pursuant to Pactera Technology International Ltd. (formerly hiSoft Technology International Limited) 2011 Share Incentive Plan, the Company hereby grants to Director an award of restricted share units/options for [XXX] common shares of the Company, vesting in one year from the Effective Date.  A separate restricted share unit award agreement will be entered into between Director and the Company.

2.3 Director and Officer Liability Insurance.  The Company’s director and officer liability insurance policy shall provide Director with coverage for damages and losses incurred in connection with the Director Services.

2.4 Reimbursement of Traveling and Entertainment Expenses.  The Company will reimburse the Directors expenses for attending the board meetings and/or committee meetings, including business-class travel (from home base to the city where the board meeting is held), hotel accommodation of up to one additional night more than the duration of the board meeting and other out-of-pocket expenses reasonably incurred; provided however that the Director shall, in relation to each claim for reimbursement from the Company, furnish to the Company a breakdown, in reasonably detailed terms, of all such expenses incurred and all relevant documents to substantiate the same. [Other compensation and benefits have been provided in Exhibit A.]

III.          DUTIES OF DIRECTOR

3.1  Fiduciary Duties.  In fulfilling her responsibilities, Director shall be charged with a fiduciary duty to the Company.  Director shall be attentive and inform himself of all material facts regarding a decision before taking action.  In addition, Director’s actions shall be motivated solely by the best interests of the Company.

3.2  Confidentiality.  During the term of this Agreement, and for a period of one (1) year after the expiration of the term as provided in Section 5.1, Director shall maintain in strict confidence all information he has obtained or shall obtain from the Company which the Company has designated as “confidential” or which is, by its nature confidential, relating to the Company’s business, operations, properties, assets, services, condition (financial or otherwise), liabilities, employee relations, customers (including customer usage statistics), suppliers, prospects, technology, or trade secrets, except to the extent such information (i) is in the public domain through no act or omission of the Company, (ii) is required to be disclosed by law or a valid order by a court or other governmental body, or (iii) is independently learned by Director outside of this relationship (the “Confidential Information”).

3.3  Nondisclosure and Nonuse Obligations.  Director will use the Confidential Information solely to perform the Director Services for the benefit of the Company.  Director will treat all Confidential Information of the Company with the same degree of care as Director treats her own Confidential Information, and Director will use its best efforts to protect the Confidential Information.  Director will not use the Confidential Information for her own benefit or the benefit of any other person or entity, except as may be specifically permitted in this Agreement.  Director will immediately give notice to the Company of any unauthorized use or disclosure by or through him, or of which he becomes aware, of the Confidential Information.  Director agrees to assist the Company in remedying any such unauthorized use or disclosure of the Confidential Information.

3.4  Return of the Company Property.  All materials furnished to Director by the Company, whether delivered to Director by the Company or made by Director in the performance of Director Services under this Agreement (the “Company Property”) are the sole and exclusive property of the Company.  Director agrees to promptly deliver the original and any copies of the Company Property to the Company at any time upon the Company’s request.  Upon termination of this Agreement by either party for any reason, Director agrees to promptly deliver to the Company or destroy, at the Company’s option, the original and any copies of the Company Property.  Director agrees to certify in writing that Director has so returned or destroyed all such the Company Property.

IV.          COVENANTS OF DIRECTOR

4.1  No Conflict of Interest.  During the term of this Agreement, and for a period of [one (1) year after the expiration of the term as provided in Section 5.1/six months after the Director’s resignation or termination by the Company for cause], Director shall not be employed by, own, manage, control or participate in the ownership, management, operation or control of any business entity that is competitive with the Company or otherwise undertake any obligation inconsistent with the terms hereof, provided that Director may continue Director’s current affiliation or other current relationships with the entity or entities described on Annex A (all of which entities are referred to collectively as “Current Affiliations”).  This Agreement is subject to the current terms and agreements governing Director’s relationship with Current Affiliations, and nothing in this Agreement is intended to be or will be construed to inhibit or limit any of Director’s obligations to Current Affiliations.  Director represents that nothing in this Agreement conflicts with Director’s obligations to Current Affiliations.  A business entity shall be deemed to be “competitive with the Company” for purpose of this Article IV only if and to the extent it engages in the business substantially similar to the Company’s IT services business.

4.2  Noninterference with Business.  During the term of this Agreement, and for a period of one (1) year after the [expiration of the term as provided in Section 5.1/Director’s resignation or termination by the Company for cause], Director agrees not to interfere with the business of the Company in any manner.  By way of example and not of limitation, Director agrees not to solicit or induce any employee, independent contractor, customer or supplier of the Company to terminate or breach his or her employment, contractual or other relationship with the Company.

V.            TERM AND TERMINATION

5.1  Term.  This Agreement is effective on the Effective Date and will continue until [XXX].

5.2  Survival.  The rights and obligations contained in Articles III and IV will survive any termination or expiration of this Agreement.

VI.          MISCELLANEOUS

6.1  Assignment.  Except as expressly permitted by this Agreement, neither party shall assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party.  Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

6.2  No Waiver.  The failure of any party to insist upon the strict observance and performance of the terms of this Agreement shall not be deemed a waiver of other obligations hereunder, nor shall it be considered a future or continuing waiver of the same terms.

6.3  Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated:  (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt.  Notice shall be sent to the addresses as either party may specify in writing.

6.4  Governing Law.  This Agreement shall be governed by, construed in accordance with, and enforced under, the laws of Hong Kong, without regard to or application of the principles of conflicts of law.  Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause.  The appointing authority shall be Hong Kong International Arbitration Centre.  The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (HKIAC).  There shall only be one arbitrator.

6.5  Severability.  Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

6.6  Entire Agreement.  This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter.  The terms of this Agreement will govern all Director Services undertaken by Director for the Company.

6.7  Amendments.  This Agreement may only be amended, modified or changed by an agreement signed by the Company and Director.  The terms contained herein may not be altered, supplemented or interpreted by any course of dealing or practices.

6.8  Counterparts.  This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Company:	Pactera Technology International Ltd.

By:
	Name:	Chris Chen
	Title:	Chairman of the Board of Directors

Director:

Name: [XXX]

Annex A

Director’s Current Affiliations

A-1